UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41901

J-Long Group Limited

(Registrant’s Name)

Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On January 23, 2024, J-Long Group Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Eddid Securities USA Inc., as representative of the underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,400,000 ordinary shares, par value $0.0000375 per share (the “Ordinary Shares”).

On January 26, 2024, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-275077), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2023, as amended, and declared effective by the SEC on December 29, 2023. The Ordinary Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “JL” on January 24, 2024.

In connection with the IPO, the Company issued a press release on January 23, 2024, announcing the pricing of the IPO and a press release on January 29, 2024, announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Executed Underwriting Agreement dated January 23, 2024
99.1	Press Release dated January 23, 2024, announcing the pricing of the Company’s IPO.
99.2	Press Release dated January 29, 2024, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Long Group Limited

By:	/s/ Danny Tze Ching Wong
Name:	Danny Tze Ching Wong
Title:	Director and Chairman

Date: January 29, 2024

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